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                            August 25, 2023

       Roman Zhezhel
       President
       Alixo-Yolloo Corporation
       1065 SW 8th St
       Miami, FL 33130

                                                        Re: Alixo-Yolloo
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 11,
2023
                                                            File No. 333-272825

       Dear Roman Zhezhel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       We Solely Dependent Upon the Funds Raised In This Offering ..., page 11

   1. You indicate on page 11 that "Mr. Sadakbayev has no formal commitment, arrangement, or legal obligation to
advance or loan funds to the company. " Your loan agreement filed as Exhibit 10.1,
indicates that Mr. Sadakbayev "has agreed to loan the Loan Amount [up to $43,000] to the
Company in the event of not raising sufficient amount of funds from the offering in accordance
to the Form S-1 registration statement of the Company." Please revise to reconcile.
 Roman Zhezhel
FirstName LastNameRoman
Alixo-Yolloo Corporation Zhezhel
Comapany
August 25, NameAlixo-Yolloo
           2023             Corporation
August
Page 2 25, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis or Plan of Operation
Results of Operations, page 23

2. We note your response to prior comment 3 regarding the source of your revenue in fiscal year 2022, which appears to be selling a piece of discontinued software for $2,245. Please incorporate this response into your registration statement in your Results of Operations discussion. Further, we note that your revenues for the fiscal quarter ended May 31, 2023 was $7,933. Similarly, please disclose the source of this revenue given your mobile app has not been monetized yet and has not generated revenue according to your response to prior comment 4.
Description of Business, page 25

3. Please incorporate your response to prior comment 4 in your registration statement regarding your business plan and the development of the app. In particular, please disclose that the Alixo app has not experienced any downloads or registered users.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Blaze Gries, CPA